Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS OF FG NEXUS

The Board of Directors (the “Board”) of FG Nexus (the “Company”) has adopted this Code of Business Conduct and Ethics (this “Code”) to provide value for our shareholders; and

●	To encourage honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;

●	To promote accurate, fair and timely reporting of the Company’s financial results and condition and other information the Company releases to the public market in reports it files with the Securities and Exchange Commission (the “SEC”);

●	To comply with applicable laws and governmental rules and regulations;

●	To prompt internal reporting of violations of this Code and to set forth the manner in which perceived violations of ethical principles are to be reported;

●	To protect the Company’s legitimate business interests, including corporate opportunities, assets and confidential information; and

●	To deter wrongdoing.

It is the policy of the Company that employees, directors and agents of the Company and its subsidiaries are held to the highest standards of honest and ethical conduct when conducting the affairs of the Company. Because the equity shares of the Company are publicly traded, senior financial officers of the Company are held to an especially high set of ethical standards and will not commit acts contrary to these standards of ethical conduct nor shall they condone the commission of such acts by others the Company’s. organization. This Code of Ethics applies to all officers, non-employee directors and employees of the Company and its subsidiaries. All directors, officers, employees and independent contractors of the Company are expected to be familiar with this Code and to adhere to the principles and procedures set forth in this Code. For purposes of this Code, all directors, officers, employees and independent contractors are referred to collectively as “employees” or “you” throughout this Code. Violations of this Code will be dealt with expeditiously and as consistently as possible by the Chairman of the Audit Committee, who may consult outside counsel with respect to any issue relating to this Code of Ethics, and may subject our employees to disciplinary action, which, in severe cases may lead up to and including termination of employment.

A. Honest and Ethical Conduct

All directors, officers, employees and independent contractors owe duties to the Company to act with integrity. Integrity requires, among other things, being honest and ethical. This includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

All directors, officers, employees and independent contractors have the following duties:

●	To conduct business with professional courtesy and integrity, and act honestly and fairly without prejudice in all commercial dealings;

●	To work in a safe, healthy and efficient manner, using skills, time and experience to the maximum of abilities;

●	To comply with applicable Company policies and job requirements, and adhere to a high standard of business ethics;

●	To observe laws, governmental rules, regulations and accounting standards;

●	To deal fairly with the Company’s customers, suppliers, competitors and employees, and not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealings.

●	To achieve responsible use of and control over all assets and resources employed or entrusted.

●	To maintain the confidentiality of information where required or consistent with Company policies; and

●	Not to disclose information or documents relating to the Company or its business, other than as required by law, not to make any unauthorized public comment on Company affairs and not to misuse any information about the Company or its associates, and not to accept improper or undisclosed material personal benefits from third parties as a result of any transaction or transactions of the Company.

B. Conflicts of Interest

A “conflict of interest” arises when an individual’s personal interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a director, officer or employee takes actions or has personal interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest should be avoided. Unless pre-approved by our Board (for our Executive Officers) or an Executive Officer (for employees), officers and employees should be free from any interest, influence or relationship which might conflict, or appear to conflict, with the interests of the Company or the effectiveness of their job performance. Officer and employees must, therefore, avoid any investment, gratuity or association, which interferes, or might reasonably be thought to interfere, with their best judgment in the performance of their job duties and other actions affecting the Company. It is important to closely examine any gift, loan or other special preference offered by a person or organization that does or wants to do business with the Company. Any employee who has specific questions regarding the appropriateness of a particular action, including acceptance of gratuities from suppliers or contractors, should consult with his or her manager.

There are a variety of situations in which a conflict of interest may arise. While it would be impractical to attempt to list all possible situations, some common types of conflicts may be:

●	To serve as a director, employee or contractor for a company that has a business relationship with, or is a competitor of the Company;

●	To enter into any financial transaction, arrangement, or relationship that is beyond the ordinary course of business, involving the Company;

●	To have a financial interest in a competitor, supplier or customer of the Company;

●	To receive improper personal benefits from a competitor, supplier or customer, as a result of any transaction or transactions of the Company;

●	To accept financial interest beyond entertainment or nominal gifts in the ordinary course of business, such as a meal or a coffee mug; or

●	To use for personal gain, rather than for the benefit of the Company, an opportunity, position, resources or confidential information that is offered to you solely in your capacity as an employee, officer or director of the Company and that is one that the Company is legally and contractually permitted to undertake and that is otherwise reasonable for the Company to pursue.

●	Offering any type of payments or business courtesy of significant value (e.g. entertainment, meals, transportation or lodging) to a government official, supplier or customer for the purpose of influencing any government or organizational decision or obtaining favorable treatment or advantage.

In most cases, anything that would constitute a conflict for a director, officer or employee also would present a conflict if it is related to a member of his or her family.

Interests in other companies, including potential competitors and suppliers, that are purely for management of the other entity, or where an otherwise questionable relationship is disclosed to the Board and any necessary action is taken to ensure there will be no effect on the Company, are not considered conflicts unless otherwise determined by the Board.

Evaluating whether a conflict of interest exists can be difficult and may involve a number of considerations. We also encourage you to seek guidance from our General Counsel when you have any questions or doubts, and should be resolved by informing the Chairman of the Audit Committee of the potential conflict and obtaining a written authorization to proceed whenever required.

C. Related-Party Transactions

The Company shall strive to avoid, wherever possible, all Related-Party Transactions (as defined below) that could result in actual or potential conflicts of interests, except if in accordance with the approval process and guidelines included below.

“Related-Party Transactions” are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) the Company or any of the Company’s subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of the Company’s common shares, or (c) immediate family member, of the persons referred to in clauses (a) or (b) (each, a “Related Party”), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity).

Approval Process and Guidelines.

●	Each director and executive officer shall identify any Related-Party Transaction involving a Related Party and inform the Audit Committee of the Board (the “Audit Committee”) before the Company may engage in the transaction with a Related Party. Each of the Company’s directors and officers shall complete a directors’ and officers’ questionnaire that elicits information about Related-Party Transactions.

●	In the event that the Company proposes to enter into, or materially amend, a Related-Party Transaction, the General Counsel shall present such Related-Party Transaction to the Audit Committee for review and consideration.

●	Any Related-Party Transaction, if not a Related-Party Transaction when originally consummated, or if not initially identified as a Related-Party Transaction prior to consummation, shall be submitted to the Audit Committee for review as soon as reasonably practicable.

D. Disclosure

Each director, officer or employee, to the extent involved in the Company’s disclosure process, including the Chief Executive Officer or Chief Financial Officer is required to be familiar with the Company’s disclosure controls and procedures applicable to him or her so that the Company’s public reports and documents comply in all material respects with the applicable securities laws and rules. In addition, each such person having direct or supervisory authority regarding these securities filings or the Company’s other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosures.

Each director, officer or employee, to the extent involved in the Company’s disclosure process must:

●	Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

●	Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations.

Those persons having responsibility for particular areas of the Company’s periodic reports such as the Annual Report on Form 10-K must report to the Board on an ongoing basis the following matters which come to their attention:

●	Deviations from or changes to the current public information available for the Company;

●	Changes in risks, or new risks, to the Company as they are identified; and

●	Changes that may affect the Company’s financial results.

Our employees who work in the Financial Department hold an important and elevated role in corporate governance. They are empowered to ensure that shareholder interests are appropriately balanced, protected and preserved. Accordingly, all financial managers are expected to uphold the following standards:

●	To provide information that is accurate, complete, objective, relevant, timely and understandable;

●	To comply with laws, rules and regulations of federal, state, provincial and local governments, and appropriate regulatory agencies;

●	To act in good faith, responsibly, with due care, competence and diligence, without misrepresenting facts or allowing their independent judgment to be subordinated;

●	To respect the confidentiality of information acquired in connection with their activities for the Company, except when authorized or otherwise legally obligated to disclose;

●	To share knowledge and to maintain skills needed to perform their jobs;

●	To proactively promote ethical behavior as a responsible partner among peers in the workplace and community; and

●	To achieve responsible use of and control over all assets and resources employed by or entrusted to them.

Compliance with all governmental laws, rules and regulations applicable to the Company is mandatory and any violations thereof are considered violations of this Code. Mistakes should never be covered up, but should be immediately fully disclosed and corrected, if possible.

False, misleading or dishonest reporting, both inside and outside the Company, is not only strictly prohibited, but could lead to civil and even criminal liability and sanction by the Company or termination. For example, falsification of expense reports or time records may be considered theft. Submission of false information to the government or to government agencies such as the U.S. Securities and Exchange Commission, in some instances, lead to fines and/or imprisonment.

E. Compliance

It is the Company’s policy to comply with all applicable laws, rules and regulations. It is the responsibility of each employee, officer and director to adhere to the standards and restrictions imposed by those laws, rules and regulations in the performance of their duties for the Company, including those relating to accounting and auditing matters and insider trading.

The Board endeavors to ensure that the directors, officers and employees of the Company act with integrity and observe the highest standards of behavior and business ethics in relation to their corporate activities.

Specifically, directors, officers and employees must:

●	Comply with the law;

●	Act in the best interests of the Company;

●	Be responsible and accountable for their actions; and

●	Observe the ethical principles of fairness, honesty and truthfulness, including disclosure of potential conflicts.

Generally, it is against Company policies for any individual to profit from undisclosed information relating to the Company or any other company in violation of insider trading or other laws. Anyone who is aware of material nonpublic information relating to the Company, our customers, or other companies may not use the information to purchase or sell securities in violation of securities laws.

If you are uncertain about the legal rules involving your purchase or sale of any Company securities or any securities in companies that you are familiar with by virtue of your work for the Company, you should consult with the General Counsel before making any such purchase or sale.

F. Reporting and Accountability

All managers are responsible for communicating this policy to the employees under their supervision and the policy will be electronically available. Any revisions or updates to this policy will be published periodically and appropriately distributed for inclusion in the Company’s on-line reference materials and other appropriate locations. All employees will be required to certify that they have reviewed and understood this Code of Ethics. This certification will take place upon the Code of Ethics coming into effect. New coming directors, Executive Officers and employees will be required to make this certification upon joining the company.

The Board has the authority to interpret this Code in any particular situation. Any director, officer or employee who becomes aware of any known or suspected violation of this Code is required to notify the employee’s manager or to the General Counsel promptly. Any violation or failure to report a known violation of law or policy may result in disciplinary action up to and including termination. If the report is made to the employee’s manager, the manager shall promptly report the matter to and Executive Officer. In some cases, including in the event that appropriate action is not being taking by a manager or an Executive Officer in response to report, employees may report issues to the Chairman of the Audit Committee of the Board. Employees who report an actual or apparent violation of this policy will not be subject to retaliation or reprisal from any person as a result of having disclosed the violation and any such attempt at retaliation or reprisal will result in disciplinary action up to and including termination.

Any questions relating to how these policies should be interpreted or applied should be addressed to the General Counsel.

Each director, officer or employee must:

●	Notify the General Counsel promptly of any existing or potential violation of this Code; and

●	Not retaliate against any other director, officer or employee for reports of potential violations.

The Company will follow the following procedures in investigating and enforcing this Code and in reporting on the Code:

●	The General Counsel, as appropriate, will take all appropriate action to investigate any violations reported. After the conclusion of an investigation of a director or executive officer, the conclusions shall be reported to the Board.

●	The Board will conduct such additional investigation as it deems necessary. The Board will determine whether a director or executive officer has violated this Code. Upon being notified that a violation has occurred, the Company will take such disciplinary or preventive action as deemed appropriate, up to and including dismissal.

G. Corporate Opportunities

Employees, officers and directors are prohibited from taking (or directing to a third party) a business opportunity that is offered to them solely in their capacity as an employee, officer or director of the Company and that is one that the Company is legally and contractually permitted to undertake and that is otherwise reasonable for the Company to pursue, unless the Company has already been offered the opportunity and turned it down. Employees, officers and directors are prohibited from using corporate property, information or position for personal gain, and competing with the Company.

Sometimes, the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. Employees, officers and directors who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with the General Counsel.

H. Confidentiality

In carrying out the Company’s business, employees, independent contractors, officers and directors often learn confidential or proprietary information about the Company, its intellectual property, its customers, suppliers, or joint venture parties. Employees, independent contractors, officers and directors must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of our Company, and of other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

I. Fair Dealing

Our core value of operating is based on responsiveness, openness, honesty and trust with our members, business partners, employees and shareholders. We do not seek competitive advantages through illegal or unethical business practices. Each employee, officer and director should endeavor to deal fairly with the Company’s customers, service providers, suppliers, competitors and employees. No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice. Bribes and kickbacks are prohibited. Other than for modest gifts given or received in the normal course of business (e.g., coffee mugs, pens and other logoed promotional materials or business lunches), neither you nor your relatives may give gifts to, or receive gifts from, the Company’s customers and suppliers. Other gifts may be given or accepted only with prior approval of the Company’s Chief Financial Officer.

J. Protection and Proper Use of Company Assets

All employees, officers and directors should protect the Company’s assets (these include intellectual property rights in its technological know-how, information about the Company’s business strategies and intentions, information regarding plans for research or future research, internal databases, customer lists, confidential technical data, organizational charts, employee directories and compensation information) and ensure their efficient use. All Company assets should be used only for legitimate business purposes. Theft, carelessness and waste have a direct impact on our profit.

While employees, executive officers and directors may occasionally use the Company’s assets to send or receive personal messages, to access internet materials that are not directly business-related, or to create personal documents or files, they are required to keep these activities to a minimum and in compliance with all of the Company’s internal policies and guidelines. In addition, all may not use any the Company’s resource in violation of any law, rule or regulation. Additionally, they may not allow other people to use the Company’s resources for any purpose, except as may be allowed to their immediate family members, under our internal policies; provided, however, that they will not allow the use of any of the Company’s proprietary information to any of their immediate family members. You may not use any the Company’s resource to create, transmit, store or display messages, images or materials that are for personal gain, solicitations, chain letters, or are threatening, sexually explicit, harassing or otherwise demeaning to any person or group. Such misuse of assets is misconduct, and may result in disciplinary action up to and including termination of employment or association.

The Company’s assets may not be used for personal activities that may lead to the loss or damage of the asset. You are responsible for safeguarding the integrity of the systems, including not exposing the system to computing viruses and the like.

The Company may access and inspect all of the company’s resources that an employee, executive officer or director may use for personal activity, including company’s computers, servers and systems, telephones, mobile phones, voicemail systems, desks, vehicles and other equipment belonging to the Company. For reasons related to safety, supervision, security and other concerns, the Company may inspect persons and property on the Company’s premises at any time and without notice, subject to applicable local laws.

K. Waivers and Amendments

From time to time, the Company may waive provisions of this Code. Any employee or director who believes that a waiver may be called for should discuss the matter with the General Counsel.

Any waiver of the Code for executive officers or directors of the Company must be approved by the Board. The Company will disclose any such waivers within four business days by filing a current report on Form 8-K with the Commission or, in cases where a Form 8-K is not required, by distributing a press release, in each case as required by applicable SEC regulations and requirements of NYSE American or any other applicable law or rule of any other applicable stock exchange. Alternatively, the Company may disclose any such waivers on the Company’s website in a manner that satisfies the requirements of Item 5.05(c) of Form 8-K.

The Company is committed to continuously reviewing and updating its policies, and therefore reserves the right to amend this Code at any time, for any reason, subject to applicable law. All Code of Ethics terms should be construed in tandem with the Company’s other stated policies, procedures and guidelines, and in conjunction with any applicable laws, rules and regulations.

L. Contracting and Signing on Behalf of the Company

Signing correspondence, reports and other documents that contain substantive opinions, conclusions or determinations that may legally bind the Company must be signed by or under the control of the Executive Officers. An employee may not sign/execute an agreement on behalf of the Company unless he or she has the legal authority to obligate the Company. Typically, only the Executive Officers will have signature rights.

M. Respecting Privacy

Under this policy, personal information necessary for effective business operation will be collected and retained. Furthermore, access to personal employee information within The Company will be limited to the employee and to those persons with a legitimate business need for such information, including needs related to the performance of job responsibilities.

With regard to employment verifications, certain employee information may be disclosed without the written consent of the current or former employee. Such information includes verification and dates of employment, job titles and work locations. In addition, the Company will disclose any information required by law or court order.

Employee privacy also becomes an issue when personal use is made of the Company’s resources. Although the Company’s assets are intended for use in supporting and conducting the Company’s business, limited and reasonable personal use of Company equipment and systems is permitted. Where not prohibited by law or regulation, The Company reserves the right to monitor the use and content of its corporate resources and systems. Employees should have no expectation of privacy when using the company’s resources, whether for business or personal use. The Company may inspect the Company’s records and systems, including electronic systems, and inspect the information contained in them with or without advance notice to employees – even when information is stored under an individual’s personal identification code or password.

N. Other Employment, Professional and Trade Associations, Charities and Community Service

Unless otherwise approved by the Board (for our Executive Officers) or an Executive Officer of the Company (for employees), the Company expects its full-time employees to devote all of their work time to the Company.

In participating in an outside organization, one must understand whether he or she is representing the Company or acting in a personal capacity. Unless an employee is designated as the official Company’s representative by the Company, the employee is acting solely in his or her individual capacity.

As a member of a trade or professional group, such employee may come in contact with competitors’ employees. An employee should never discuss proprietary or sensitive competitive issues such as prices, costs, terms or conditions of sales, product plans or any other competitively sensitive, confidential or nonpublic information.

When participating in community services or charities an employee must be alert to possible conflicts of interest between the Company and the organization. If a conflict arises between the organization and the Company, the relevant employee should disqualify himself or herself from making any decision in the capacity as an organization representative that concerns or impacts the Company or, if necessary, resign from the organization.

O. Non-Discrimination

The Company will treat all employees fairly, without regard to age, race, national origin, religion, sex, condition of pregnancy, marital status, disability, veteran status and sexual orientation.

P. SEXUAL HARASSMENT AND OTHER UNLAWFUL BEHAVIOR

The Company does not tolerate sexual harassment or other unlawful behavior in the workplace, whether committed by a co-worker, leader, client, contractor, vendor or anyone else. Actions, words, jokes or comments that are derogatory and based on any person’s sex, race, ethnicity, sexual orientation, age, religion or disability will not be tolerated at the company.

The Company is committed to providing a workplace free from unlawful behavior and sexual harassment. If an employee feels he or she has been subjected to such harassment at The Company, it is the employee’s obligation to report the conduct to appropriate Company personnel.

Complaints should be directed to the President. The Company expects leaders to act upon such allegations, and expects employees to report such behavior. If an investigation confirms that improper conduct occurred, the company will take appropriate action.